EXHIBIT 99.5

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Harry Winston Diamond Corporation (formerly Aber Diamond Corporation)

We consent to the inclusion in this annual report on Form 40-F of:

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our auditors' report dated April 15, 2008 on the consolidated balance sheets of Harry Winston Diamond Corporation (the “Company”) as at January 31, 2008 and 2007, and the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended January 31, 2008

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our auditors' report on reconciliation to United States GAAP dated April 15, 2008

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our Report on Internal Control over Financial Reporting dated April 15, 2008 on the Company’s internal control over financial reporting as of January 31, 2008 each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended January 31, 2008

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

April 28, 2008